UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
________________________________________________________________________________________________________

(Name of the Issuer)
____________________
Emilio Gilolmo López
Narcís Serra Serra
Andrés Concha Rodriguez
Fernando Bustamante Huerta
Hernán Cheyre Valenzuela
Carlos Díaz Vergara
Patricio Rojas Ramos
Benjamín Holmes Bierwirth
Marco Colodro Hadjes
(Names of Person(s) Filing Statement)

American Depositary Shares
(Each Representing 4 Shares of Series A Common Stock, no par value)
________________________________________________________________________________________________________
(Title of Class of Securities)

204449300
________________________________________________________________________________________________________
(CUSIP Number of Class of Securities)

Shares of Series A Common Stock, no par value, and Shares of Series B Common Stock, no par value
________________________________________________________________________________________________________

(Title of Class of Securities)
n/a
________________________________________________________________________________________________________
(CUSIP Number of Class of Securities)

Cristian Aninat Salas
General Counsel
Compañía de Telecomunicaciones de Chile S.A.
Avenida Providencia 111
Santiago, Chile
(562) 691-2020
________________________________________________________________________________________________________

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With a copy to

Nicholas A. Kronfeld Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☒	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:	☐
Check the following box if the filing is a final amendment reporting the results of the transaction:	☐

Calculation of Filing Fee
Transaction valuation	Amount of filing fee
$374,129,535.01(1)	$14,703.29

(1) Estimated solely for the purpose of determining the filing fee.  The transaction valuation was calculated by Inversiones Telefónica Internacional Holding Limitada by adding (A) the product of (x) 180,702,226 (which is the sum of the number of Compañía de Telecomunicaciones de Chile S.A. Series A Shares represented by American Depositary Shares, each representing 4 Series A Shares, and an estimate of the maximum number of Series A Shares held by U.S. Holders) times (y) the purchase price of Ch$ 1,100 per Series A Share, net in cash, converted to U.S. dollars using an exchange rate of Ch$ 532.42 to U.S.$1.00, the Observed Exchange Rate (as defined in the Offer to Purchase) as of September 16, 2008 and (B) the product of (x) 425,857 (which is the estimate of the maximum number of Compañía de Telecomunicaciones de Chile S.A. Series B Shares held by U.S. Holders) times (y) the purchase price of Ch$ 990 per Series B Share, net in cash, converted to U.S. dollars using an exchange rate of Ch$ 532.42 to U.S. $1.00, the Observed Exchange Rate as of September 16, 2008.

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,703.29
Form or Registration No.:	Schedule TO
Filing Party:	Inversiones Telefónica Internacional Holding Limitada
Date Filed:	September 17, 2008 and October 22, 2008 (Amendment No. 8)

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by each of the signatories hereto (each, a “Filing Person”) in his respective individual capacity.  The Filing Persons are directors or, in two cases, alternate directors (“Directors”) of Compañía de Telecomunicaciones de Chile S.A., a Chilean sociedad anónima (the “Company”).  The Schedule 13E-3 is being filed in connection with a tender offer by Inversiones Telefónica Internactional Holding Limitada, a Chilean limited liability company (sociedad de responsabilidad limitada) (the “Purchaser”) and an indirect wholly-owned subsidiary of Telefónica, S.A. (“Telefónica”), a publicly held stock corporation organized and existing under the laws of the Kingdom of Spain with its corporate seat located in Madrid.  The Purchaser has offered to purchase (1) any and all of the outstanding shares of Series A common stock, no par value (the “Series A Shares”) and Series B shares of common stock, no par value (the “Series B Shares” and, together with the Series A Shares, the “Shares”), of the Company, other than Shares currently owned by Telefónica Internacional Chile S.A., a corporation organized and existing under the laws of the Republic of Chile (“TICSA”), the parent company of Purchaser and a wholly-owned subsidiary of Telefónica, from all holders of Shares resident in the United States (the “U.S. Holders”) for 1,100 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share and (2) any and all of the outstanding American Depositary Shares (“ADSs”) of the Company, each representing four Series A Shares, for 4,400 Chilean pesos per ADS (such offer, the “U.S. Offer”), on the terms and subject to the conditions set forth in the Purchaser’s offer to purchase, dated as of September 17, 2008 (as amended and supplemented by the Supplement to the Offer to Purchase dated October 21, 2008 and as may be further amended and supplemented from time to time, the “Offer to Purchase”), and the related letters of transmittal attached as exhibits to the Tender Offer Statement and Rule 13e−3 Transaction Statement on Schedule TO filed by the Purchaser and Telefónica on September 17, 2008, as amended by Amendment No. 1 filed on September 17, 2008, Amendment No. 2 filed on September 19, 2008, Amendment No. 3 filed on September 22, 2008, Amendment No. 4 filed on September 24, 2008, Amendment No. 5 filed on October 1, 2008, Amendment No. 6 filed on October 6, 2008, Amendment No. 7 filed on October 14, 2008 and Amendment No. 8 filed on October 22, 2008 (as amended or supplemented from time to time, the “Schedule TO”).  The purchase price will be, in each case, payable in United States dollars, with the dollar amount thereof being determined by the daily average dollar-to-peso exchange rate at which commercial banks conduct authorized transactions in Chile as determined by the Central Bank of Chile and published in the Official Gazette in Chile on the expiration date of the U.S. Offer (the “U.S. Offer Price”).  Through a concurrent offer in Chile (the “Chilean Offer” and together with the U.S. Offer, the “Offer”), the Purchaser is offering to purchase any and all of the outstanding Shares, other than Shares currently owned by TICSA, including Shares held by U.S. Holders. Except as otherwise required by applicable law and regulations, the Purchaser intends to consummate the U.S. Offer concurrently with the Chilean Offer.

The U.S. Offer is open to U.S. Holders of Shares and all holders of ADSs.  Non-U.S Holders of Shares must tender their Shares into the Chilean Offer.  U.S. Holders of Shares may tender their Shares into either the U.S. Offer or the Chilean Offer.  Holders of ADSs must tender their Shares into the U.S. Offer.

The U.S. Offer is currently scheduled to expire at 11:00 p.m., New York Time, on October 30, 2008 (the “Expiration Date”), unless and until the Purchaser, in its sole discretion (but subject to the applicable rules and regulations of the Securities Exchange Commission (“SEC”)), shall have extended the period of time during which the U.S. Offer will remain open, in which event the term “Expiration Date” will mean the latest time and date at which the U.S. Offer, as so extended by Purchaser, shall expire.

Pursuant to Chilean law, each Director in his individual capacity must express in writing his reasoned opinion as to whether the Offer could be in the interest of the Company’s shareholders (the “Shareholders”).  The Company has been informed by the Superintendencia de Valores y Seguros that Chilean law does not contemplate a recommendation of the Board, acting as such, that the Shareholders accept or reject the Offer.  The Board, acting as such, therefor has not expressed an opinion and remains neutral with respect to the Offer.

Certain information set forth in the Schedule TO and the Offer to Purchase is hereby expressly incorporated herein by reference in response to items required in this Schedule 13E-3 as stated below.

Item 1.  Summary Term Sheet

Regulation M-A Item 1001.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

Item 2.  Subject Company Information

Regulation M-A Item 1002.

(a) Name and Address.

The name of the subject company is Compañía de Telecomunicaciones de Chile S.A.  The address of the principal executive offices of the Company is Avenida Providencia 111, Santiago, Chile, and the telephone number of the principal executive offices of the Company is (562) 691-2020.

(b) Securities.

The subject class of securities is the Company's Series A Shares, Series B Shares, and ADSs.  As of October 22, 2008, there were 873,995,447 Series A Shares outstanding, including 165,292,071 Series A Shares evidenced by ADSs, and 83,161,638 Series B Shares outstanding.

(c) Trading Market and Price.

The information set forth in the Offer to Purchase under the caption “THE U.S. OFFER—7. Price Range of Shares and ADSs; Dividends” is incorporated herein by reference.

(d) Dividends.

The information set forth in the Offer to Purchase under the caption “THE U.S. OFFER—7. Price Range of Shares and ADSs; Dividends” is incorporated herein by reference.

(e) Prior Public Offerings.

None.

(f) Prior Stock Purchases.

None.

Item 3.  Identity and Background of Filing Person(s)

Regulation M-A Item 1003(a) through (c).

(a) Name and Address.

The name, business address and business telephone number of each Filing Person is as follows:

Emilio Gilolmo López, director c/o Compañía de Telecomunicacionesde Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone: 562-691-2020	Carlos Díaz Vergara, alternate director c/o Compañía de Telecomunicacionesde Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone: 562-691-2020

Narcís Serra Serra, director c/o Compañía de Telecomunicacionesde Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone: 562-691-2020	Patricio Rojas Ramos, director c/o Compañía de Telecomunicacionesde Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone: 562-691-2020
Andrés Concha Rodriguez, director c/o Compañía de Telecomunicacionesde Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone: 562-691-2020	Benjamín Holmes Bierwirth, alternatedirector c/o Compañía de Telecomunicacionesde Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone: 562-691-2020
Fernando Bustamante Huerta, director c/o Compañía de Telecomunicacionesde Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone: 562-691-2020	Marco Colodro Hadjes, director c/o Compañía de Telecomunicacionesde Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone: 562-691-2020
Hernán Cheyre Valenzuela, director c/o Compañía de Telecomunicacionesde Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone: 562-691-2020
 (b) Business and Background of Entities.

Not applicable.

(c) Business and Background of Natural Persons.

Set forth below is the name, present and principal occupation or employment and material occupations, positions, offices or employments for the past five years of Filing Person.  Except as noted below, all Filing Persons citizens of Chile.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Emilio Gilolmo López
Emilio Gilolmo López became a Director and the Chairman of the Board of Directors in April 2006.  Within the Telefónica Group he has served as a member of the Board of Sogecable S.A.and Chairman of Lolafilms S.A., each of which is located in Madrid, Spain.  He is a director of Atento Chile, located in Satiago, Chile.  He is a professor in constitutional law at Complutense University of Madrid.  He is Vice President of the Spanish Federation of Human Rights Protection located in Madrid, Spain.  He is a citizen of the Kingdom of Spain.

Narcís Serra Serra
Narcís Serra Serra became a Director and Deputy Chairman of the Board in July 2004.  He is the Chairman of Fundación CIDOB of the National Museum of Art of Catalunya, Deputy Chairman of Catalunya’s Advisory Board of Telefónica

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
S.A., member of the Board of TELESP, Telefónica Internacional, S.A., each a telecommunications company, and Caixa Catalunya, a financial institution, each located in Madrid, Spain. He was a member of the Spanish parliament from 1986 to 2004. He is a citizen of the Kingdom of Spain.
Andrés Concha Rodriguez
Andrés Concha Rodríguez became Director on April 26, 2001.  At present, he is the General Director of the Chilean Federation of Industry, member of the Board of Security Holdings, a financial institution located at Apoquindo 3150 Piso 14, Las Condes, Santiago,Chile, and a member of the Board of Pilmaiquen Electrical Co., an utility company located at Burgos 80, Oficina 902, Comuna de Las Condes, Santiago, Chile.  Since July 1, 1996, he has served as the General Secretary (Secretario General) of Sociedad de Fomento Fabril located at Avda Andrés Bello 2777 Piso 3, Las Condes, Santiago, Chile.

Fernando Bustamante Huerta
Fernando Bustamante Huerta became a Director on April 26, 2001.  He is a director of Chamisero Inmobiliaria S.A. and Laboratorio Track Pharma Invertec, each a Chilean company located in Santiago.  He owns 10% or more of the interests in each of Inversiones El Olivar Ltda. and Asesorías e Inversiones Sándalo Ltda., each located on Santiago, Chile.  From 2000 to 2006 he was the President of Metro S.A.

Carlos Díaz Vergara
Carlos Díaz Vergara became Director on April 15, 2004.  He is a member of the Risk Rating Commission for securities that can be purchased by pension funds in Chile.  Currently, he holds the positions of Dean and Professor at the School of Business and Economics at the Universidad de los Andes located in Santiago, Chile.  From 2000 to 2004 he was a director of the Santa Coralina companies located in Santiago, Chile.

Patricio Rojas Ramos
Patricio Rojas Ramos became a Director in April 2005.  He is a partner of Patricio Rojas & Asociados, an economic consulting company.  He is a director of BCI, a financial services company located in Santiago, Chile.  He is professor of the Department of Economics at the Universidad Católica de Chile in Santiago.

Benjamín Holmes Bierwirth
Benjamin Holmes Bierwirth became Director in April 2005.  He is a member of the Board of Zona Franca Iquique, Soc. Agricola Ganadera la Engorda and Portal de Arte, each a Chilean company located in Santiago.  From 2000 to 2006, he was a Director of Laboratorio City, a Chilean company located in Santiago.

Marco Colodro Hadjes
Marco Colodro Hadjes became a Director on January 28, 2005.  He is a director of Banco Santander Chile, located in Santiago, Chile.  He has been Deputy Chairman of Banco del Estado de Chile (1994 – 2004) and Chairman of Televisión Nacional de Chile (2002 – 2004), each located in Santiago, Chile.

Hernán Cheyre Valenzuela
Hernán Cheyre Valenzuela became a Director on April 15, 2004.  He is the Chairman of Econsult, a consulting company located at El Golf 99, Santiago, Chile.  From 2000 March, 2004, he was the General Manager of Fitch Ratings located at El Golf 99, Santiago, Chile.

None of the Filing Persons have been convicted in a criminal proceeding during the past five years.  In addition, none of the Filing Persons were party to any judicial or administrative proceeding related to a violation of federal or state securities laws during the past five years.

Item 4.  Terms of the Transaction

Regulation M-A Item 1004(a) and (c) through (f).

(a) Material Terms.

The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” and the information set forth in the Offer to Purchase in the sections entitled “Special Factors—Recent Discussions and Related Events,” “THE U.S. OFFER—1. Terms of the U.S. Offer,” “THE U.S. OFFER—2. Acceptance of Payment,” “THE U.S. OFFER—3. Procedure for Accepting the U.S. Offer—Holders of Shares,” “THE U.S. OFFER—4. Procedures for Accepting the U.S. Offer—Holders of ADSs” and “THE U.S. OFFER—5. Withdrawal Rights” is incorporated herein by reference.

(c) Different Terms.

None.

(d) Appraisal Rights.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet—Do I have statutory appraisal rights?”

“Special Factors—Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders.

None.

(f) Eligibility for Listing or Trading.

None.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) through (c) and (e).

(a) Transactions.

None.

(b) Significant Corporate Events.

(c) Negotiations or Contracts.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.  The Filing Persons have no knowledge of these matters independent of what is disclosed in the Offer to Purchase and have not investigated or verified such disclosures.

“Special Factors—Related Party Transactions”

(e) Agreements Involving the Subject Company's Securities.

None.

Item 6.  Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006(b) and (c)(1) through (8).

(b) Use of Securities Acquired.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.  The Filing Persons have no knowledge of these matters independent of what is disclosed in the Offer to Purchase and have not investigated or verified such disclosures.

“Special Factors—Purpose and Structure of the Offers; Reasons of the Telefónica Group for the Offers”

(c)(1)-(8) Plans.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.  The Filing Persons have no knowledge of these matters independent of what is disclosed in the Offer to Purchase and have not investigated or verified such disclosures.

“Summary Term Sheet—Will the Offers be followed by a Merger?”

“Summary Term Sheet—Will the Company continue as a public company?”

“Special Factors—Purpose and Structure of the Offers; Reasons of the Telefónica Group for the Offers”

“Special Factors—Plans for the Company After the Offers”

“Special Factors—Certain Effects of the Offers”

“THE U.S. OFFER—11. Effect of the Offers on the Market for the Shares and ADSs; Exchange Act Registration”

Item 7.  Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013.

(a) Purposes.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.  The Filing Persons have no knowledge of these matters independent of what is disclosed in the Offer to Purchase and have not investigated or verified such disclosures.

“Special Factors—Purpose and Structure of the Offers; Reasons of the Telefónica Group for the Offers”

(b) Alternatives.

Not applicable.

(c) Reasons.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.  The Filing Persons have no knowledge of these matters independent of what is disclosed in the Offer to Purchase and have not investigated or verified such disclosures.

“Special Factors—Purpose and Structure of the Offers; Reasons of the Telefónica Group for the Offers”

(d) Effects.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.  The Filing Persons have no knowledge of these matters independent of what is disclosed in the Offer to Purchase and have not investigated or verified such disclosures.

“Special Factors—Certain Effects of the Offers”

“Special Factors—Interests of Certain Persons in the Offers”

“THE U.S. OFFER—6. Certain Tax Considerations”

“THE U.S. OFFER—11. Effect of the Offers on the Market for the Shares and ADSs; Exchange Act Registration”

Item 8.  Fairness of the Transaction

Regulation M-A Item 1014.

(a)-(b)  Fairness; Factors Considered in Determining Fairness.

Each of the Filing Persons, each acting in his individual capacity as a director or alternate director of the Company, has stated in his respective opinion letter dated September 24, 2008, as supplemented by the letter dated October 24, 2008 (each an “Opinion Letter” and collectively, the “Opinion Letters”), such Filing Person’s recommendation of the Offer.  Each Filing Person believes that the offer is fair to unaffiliated Shareholders and ADR-holders of the Company.  Such Opinion Letters describe the material factors on which such belief is based.  English translations of the Opinion Letters are attached to this Schedule 13E-3 as Exhibits (a)(10) and (a)(11).

(c) Approval of Security Holders.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet—What are the most significant conditions to the U.S. Offer?”

“Summary Term Sheet—What are the conditions to the Chilean Offer?”

“THE U.S. OFFER—12. Certain Conditions of the U.S. Offer”

(d) Unaffiliated Representative.

None.

(e) Approval of Directors.

Although each of the Directors, acting in his individual capacity, has recommended the offer, none of the Directors has approved the Offer in his capacity as a Director, and the Company’s Board of Directors has not expressed an Opinion on the Offer.

(f) Other Offers.

None.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015.

(a)-(c)  Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.

None.

Item 10.  Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007.

(a)-(b) Source of Funds; Conditions.

The information set forth in the Offer to Purchae under the following captions is incorporated herein by reference.  The Filing Persons have no knowledge of these matters independent of what is disclosed in the Offer to Purchase and have not investigated or verified such disclosures.

“Summary Term Sheet—Do you have the financial resources to make payment?”

“THE U.S. OFFER—10. Source and Amount of Funds”

(c) Expenses.

The information set forth in the Offer to Purchaser under the following captions is incorporated herein by reference.  The Filing Persons have no knowledge of these matters independent of what is disclosed in the Offer to Purchase and have not investigated or verified such disclosures.

“THE U.S. OFFER—10. Source and Amount of Funds”
“THE U.S. OFFER—14. Fees and Expenses”

The Filing Persons, as Directors of the Company, have not incurred any direct expenses in connection with the Offer.  The Company estimates that it will incur legal expenses of approximately $70,000 for the benefit of the Filing Persons.

(d) Borrowed Funds.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.  The Filing Persons have no knowledge of these matters independent of what is disclosed in the Offer to Purchase and have not investigated or verified such disclosures.

“Summary Term Sheet—Do you have the financial resources to make payment?”

“THE U.S. OFFER—10. Source and Amount of Funds”

Item 11.  Interest in Securities of the Subject Company

Regulation M-A Item 1008.

(a) Securities Ownership.

The following Filing Persons own Shares: Marco Colodro beneficially owns 2 Series B Shares, representing less than 1% of the total outstanding Series B Shares, and Alfonso Ferrari beneficially owns 1 Series B Share, representing less than 1% of the total outstanding Series B Shares.

(b) Securities Transactions.

None.

Item 12.  The Solicitation or Recommendation

Regulation M-A Item 1012(d) and (e).

(d) Intent to Tender or Vote in a Going-Private Transaction.

After reasonable inquiry and to their best knowledge, each Filing Person understands that no director of the Company intends to tender, sell or hold ADSs or Shares and that certain executive officers of the Company intend to tender to the Purchaser all ADSs or Shares held by such executive officers pursuant to the Offer.  The Filing Persons are not aware of the reasons for such intent, except that Messrs. Colodro and Ferrari may not tender their respective Series B Shares because, pursuant to the bylaws of the Company, they are required to hold such Series B Shares for the duration of their respective directorships.

(e) Recommendations of Others.

Each of the members of the Company’s Board of Directors, each acting in his individual capacity, has stated in his respective Opinion Letter his recommendation that the Company’s shareholders accept the Offer and tender their respective Shares and ADSs, as applicable, into the Offer.  The reasons for each such recommendation are set forth in the Opinion Letters.

Item 13.  Financial Information

Regulation M-A Item 1010.

(a) Financial Statements.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“THE U.S. OFFER—8. Certain Information Concerning the Company—Financial Information”

(b) Pro Forma Information.

Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009.

(a)  Solicitations or recommendations.

Neither the Filing Persons, nor any person acting on any of their behalf, has employed, retained or compensated any person to make solicitations or recommendations to stockholders on their behalf concerning the Offer.

(b)  Employees and Corporate Assets.

Not applicable

Item 15.  Additional Information

Regulation M-A Item 1011(b).

(b) Other Material Information.

None.

Item 16.  Exhibits

Exhibit No.	Description
Exhibit (a)(1)	Schedule TO, dated September 17, 2008.*
Exhibit (a)(2)	Amendment No. 1 to the Schedule TO, dated September 17, 2008.*
Exhibit (a)(3)	Amendment No. 2 to the Schedule TO, dated September 19, 2008.*
Exhibit (a)(4)	Amendment No. 3 to the Schedule TO, dated September 22, 2008.*
Exhibit (a)(5)	Amendment No. 4 to the Schedule TO, dated September 24, 2008.*
Exhibit (a)(6)	Amendment No. 5 to the Schedule TO, dated October 1, 2008.*
Exhibit (a)(7)	Amendment No. 6 to the Schedule TO, dated October 6, 2008.*
Exhibit (a)(8)	Amendment No. 7 to the Schedule TO, dated October 14, 2008.*
Exhibit (a)(9)	Amendment No. 8 to the Schedule TO, dated October 22, 2008.*
Exhibit (a)(10)	English translations of the opinion letters dated September 24, 2008 delivered by each Filing Person.
Exhibit (a)(11)	English translations of supplemental opinion letters dated October 24, 2008 delivered by each Filing Person.

* Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:                      October 27, 2008

/s/ Emilio Gilolmo López
Name:	Emilio Gilolmo López
Title:	Director

/s/ Narcís Serra Serra
Name:	Narcís Serra Serra
Title:	Director

/s/ Andrés Concha Rodriguez
Name:	Andrés Concha Rodriguez
Title:	Director

/s/ Fernando Bustamante Huerta
Name:	Fernando Bustamante Huerta
Title:	Director

/s/ Hernán Cheyre Valenzuela
Name:	Hernán Cheyre Valenzuela
Title:	Director

/s/ Carlos Díaz Vergara
Name:	Carlos Díaz Vergara
Title:	Alternate Director

/s/ Patricio Rojas Ramos
Name:	Patricio Rojas Ramos
Title:	Director

/s/ Benjamín Holmes Bierwirth
Name:	Benjamín Holmes Bierwirth
Title:	Alternate Director

/s/ Marco Colodro Hadjes
Name:	Marco Colodro Hadjes
Title:	Director